Riley Exploration Permian, Inc. 29 East Reno Ave., Suite 500 Oklahoma City, OK 73104 Phone: 405.415.8699 www.rileypermian.com

May 10, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, NE
Washington, D.C. 20549

Attention: Laura J. Nicholson

Re:	Riley Exploration Permian, Inc. (the “Registrant”) Registration Statement on Form S-3, as amended File No. 333-255104

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-255104), filed by the Registrant with the Securities and Exchange Commission (the “Commission”) on April 7, 2021, as amended by Amendment No. 1 filed with the Commission on May 6, 2021 (as so amended, the “Registration Statement”). Pursuant to Rule 461 of the Securities Act of 1933, as amended, the Registrant respectfully requests that the effective date for the Registration Statement be accelerated to May 12, 2021 at 4:30 p.m., Eastern Time or as soon thereafter as practicable.

We request that we be notified of such effectiveness by telephone call to Beth di Santo of di Santo Law PLLC at (212) 365-8677.

Sincerely,

Riley Exploration Permian, Inc.

By:	/s/ Michael J. Rugen
Michael J. Rugen, Chief Financial Officer

cc:	Beth di Santo, Esq., di Santo Law PLLC Amy R. Curtis, Thompson & Knight LLP